Dairy Farm International Holdings Ltd
Jardine House, 33-35 Reid Street
Hamilton HM EX, Bermuda

To: Business Editor

For immediate release

DAIRY FARM ANNOUNCES TENDER OFFER FOR PT HERO SHARES

2nd December 2004 – Dairy Farm International Holdings Limited today announced that its wholly-owned subsidiary, Nalacca B.V., will make a tender offer for all the shares of PT Hero Supermarket Tbk ('PT Hero') that are not yet owned by the Dairy Farm Group. Dairy Farm currently has a direct shareholding in PT Hero of 12.23%, and also holds bonds exchangeable for a further 24.55% shareholding.

PT Hero is Indonesia's leading supermarket chain through its 100 Hero stores, and at 31st October 2004 also operated 10 Giant hypermarkets, 80 Guardian health and beauty stores, and 42 Starmart convenience stores.

Subject to the terms set out in a tender offer statement to be released to shareholders later this month, Dairy Farm will offer a cash consideration of Rp 2,800 per share, valuing PT Hero at US$103 million. The offer price represents a 51.4% premium to the highest market price for PT Hero shares during the 90 days prior to the announcement of the tender offer.

Commenting on the tender offer, Dairy Farm Group Chief Executive Ronald J. Floto said, "Dairy Farm is confident that PT Hero has attractive prospects in the medium term. We believe an increase in our ownership of PT Hero would provide a basis for it to achieve closer co-operation and further synergies with the Dairy Farm Group."

The offer will be open for 30 days, expected to be from around 21st December 2004 to 19th January 2005. The exact starting date of the offer period, along with information on procedures for accepting the offer, will be confirmed when the draft tender offer statement is declared effective by the capital market regulatory agency in Indonesia.

Maximum acceptance of the offer would cost Rp 583 billion (US$65 million). Dairy Farm will fund the purchase from existing cash resources.

- more -

dlw 1/7

Issued by: **Dairy Farm Management Services Ltd**
Incorporated in Bermuda with limited liability
5/F Devon House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong

Dairy Farm is a leading pan-Asian retailer. At 30th June 2004, the Group and its associates operated 2,680 outlets – including supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants; employed 57,400 people in the region; and had 2003 total sales of US$4.5 billion. Dairy Farm is a member of the Jardine Matheson Group.

- end -

For further information, please contact:

Dairy Farm Management Services Limited
Howard Mowlem (852) 2299 1870
Email: hmowlem@dairy-farm.com.hk

Golin/Harris Forrest
John Morgan (852) 2501 7939
Email: john.morgan@golinharris.com.hk

This and other Dairy Farm announcements can be accessed through the Internet at 'www.dairyfarmgroup.com'.